Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 30, 2024

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Monday, September 30, 2024, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the re-election of each of Ms. Michal Drayman and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to our compensation policy for directors and officers;

3.	To approve amendments to the equity-based compensation terms of the Company’s non-executive directors;

4.	To approve amendments to the terms of employment of the Company’s Chief Executive Officer, Mr. Tal Jacobson; and

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2024, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Only shareholders of record at the close of business on Tuesday, September 3, 2024 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at the Meeting.

Pursuant to the articles of association of the Company (the “Articles”), the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our Company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

 For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the shareholders of the Company will be considered to be joint holders.

 “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

 A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or have a personal interest in the approval of a proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than our directors and their relatives) in Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved) please notify Ms. Yael Shofar, SVP Legal and General Counsel, at c/o Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, telephone: +972-54-7876785., or by email at yaels@perion.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shareholders’ vote with respect to the approval of Proposals Nos. 3 and 4 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. The Israeli Companies Law, 5759-1999 (the “Companies Law”) allows the compensation committee of our board of directors (the “Compensation Committee”) and our board of directors (the “Board”) to approve Proposal No. 2 even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.
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These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about September 6, 2024, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/investors/ and on the SEC’s website at www.sec.gov.

Please review the accompanying Proxy Statement for more information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Dudi Musler, the Company’s VP IR, at +972-54-7876785 or at dudim@Perion.com.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, /s/ Eyal Kaplan Eyal Kaplan Chairperson of the Board of Directors Date: August 26, 2024

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PROXY STATEMENT

Perion Network Ltd.

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 30, 2024

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors (the “Board”) for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Monday, September 30, 2024, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of each of Ms. Michal Drayman and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to our compensation policy for directors and officers;

3.	To approve amendments to the equity-based compensation terms of the Company’s non-executive directors;

4.	To approve amendments to the terms of employment of the Company’s Chief Executive Officer, Mr. Tal Jacobson; and

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2024, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on September 3, 2024 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our articles of association (the “Articles”), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our register of shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held by a registered shareholder and shares held in “street name” (through a broker, trustee or nominee). Registered shareholders will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), in accordance with the instructions provided by the voting system. You should receive instructions about electronic voting from the TASE member through which you hold your shares. The electronic voting system of ISA will close about 72 hours prior to the time of the Meeting.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card posted on the ISA website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Registered Shareholders

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on September 29, 2024, or to our offices at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel, to the attention of Ms. Yael Shofar, SVP Legal and General Counsel, no later than 5:00 p.m. (Israel time) on September 29, 2024. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

“Street Name” Shareholders

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by giving a written notice to Broadridge no later than 11:59 p.m. ET on September 29, 2024, or to the Company, at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel, to the attention of Ms. Yael Shofar, SVP Legal and General Counsel, no later than 5:00 p.m. (Israel time) on September 29, 2024, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is a registered shareholder of the Ordinary Shares, voting in person at the Meeting.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted by the Company's shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and our VP IR at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Chief Financial Officer and VP IR. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than September 2, 2024 (Israel time).

Quorum and Voting Requirements

As of August 18, 2024, we had a total of 47,307,000 issued and outstanding Ordinary Shares (such amount excludes 157,681 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully has been transacted at the Meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker, to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of each of Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. For the purpose of Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of shareholders of the Company will be considered to be joint holders.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or have a personal interest in the approval of a proposal (each such shareholder, an “Interested Shareholder”). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. We consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest (other than our directors and their relatives) in Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved, and therefore none should be deemed an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 2, and Proposal No. 3 in the event Proposal No. 2 is not approved), please notify Ms. Yael Shofar, SVP Legal and General Counsel, at c/o Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, telephone: +972-54-7876785., or by email at yaels@perion.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The shareholders’ vote with respect to the approval of each of Proposals Nos. 3 and 4 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. The Companies Law allows our Compensation Committee and our Board to approve Proposal No. 2 even if the Annual General Meeting of Shareholders has voted against its approval, provided that the Compensation Committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about September 6, 2024. This proxy statement and the accompanying proxy card are also available to the public through one of the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”). Our filings are available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2024 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

 Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned by all persons known by us to beneficially own more than 5% of our Ordinary Shares and by our directors and executive officers, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants, RSUs or stock options that are vested or will vest within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Except as indicated in the footnotes to this table, each officer and director in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 47,307,000 Ordinary Shares outstanding as of August 18, 2024 (such amount excludes 157,681 Ordinary Shares held by the Company).

For our newly adopted share ownership policy, see Corporate Governance-Share Ownership Policy below.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Greater than 5% Shareholders
Harel Insurance Investments & Financial Services Ltd. (1)	4,774,845	10.09%
The Phoenix Holdings Ltd.(2)	4,112,544	8.69%
Executive Officers and Directors
All directors and executive officers as a group (10 persons) (3)	436,360	0.92%

(1)
Based on a notification received via email by the Company from Harel Insurance Investments & Financial Services Ltd. (“Harel”),  indicating of its holdings in the Company as of June 30, 2024. Prior to that, Harel filed an Amendment No.2 to Schedule 13G/A with the SEC on January 30, 2024, which set forth that its holdings in the Company were 4,267,312 Ordinary Shares. Of the 4,267,312 Ordinary Shares reported as beneficially owned by Harel: (i) 4,074,296 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (iii) 193,016 Ordinary Shares are beneficially held for its own account. The address of Harel is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(2)
Based on a notification received via email by the Company from Phoenix Holdings Ltd. (“Phoenix”), indicating of its holdings in the Company as of June 30, 2024. Prior to that, Phoenix filed an Amendment No.14 to Schedule 13G/A with the SEC on February 12, 2024, which set forth that its holdings in the Company were 2,888,735 Ordinary Shares. The securities reported by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of Phoenix is 53 Derech Hashalom St., Givataim, 53454, Israel.

(3)	Includes 57,948 RSUs and options to purchase ordinary shares that are vested or will vest within 60 days of August 18, 2024.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Practices

Below, we summarize the key highlights related to our compensation practices that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation programs on financial business performance	Regularly review the executive officers’ compensation and peer group data
Set annual incentive targets for our executive officers based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
Emphasize pay-for-performance – the earning of annual bonuses is subject to the attainment of objective performance measurements	Maintain an independent compensation committee which engages an independent and reputable compensation advisor

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on April 8, 2024 (the “Annual Report”).

CORPORATE GOVERNANCE

Overview

Perion is committed to effective corporate governance and independent oversight by our Board, primarily through independence, diversity of experience among both our Board members and the management, and engagement with key stakeholders.

Our Board currently consists of seven directors as provided under our Articles. Each of our current six non-executive directors is independent under Nasdaq Listing Rules that require a majority of our directors to be independent. As contemplated by the Nasdaq Listing Rules, we have an audit committee (the “Audit Committee”), a Compensation Committee and a nominating and governance committee (the “Nominating and Governance Committee”), all of whose members are independent directors. We have also formed an investment committee (the “Investment Committee”).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
6 of 7 directors are independent	Manage dilution by a designed equity scheme and shifting to restricted share units (RSUs)
Maintain entirely independent Board committees	Our independent directors regularly meet in executive sessions
Our Board holds sessions without management present which are led by our chairperson of the Board	We have adopted a share ownership guidance which aligns the long-term interests of non-executive directors with our shareholders

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

Board of Directors

The following table sets forth information about our directors as of August 18, 2024:

Name	Age	Position
Eyal Kaplan*(1)(2)	65	Chairperson of the Board of Directors
Tal Jacobson	49	Chief Executive Officer and Director
Amir Guy*(1) (3)	55	Director
Michal Drayman*(1) (4)	52	Director
Michael Vorhaus*(2) (3)	67	Director
Rami Schwartz* (4)	66	Director
Joy Marcus*(2)(3)(4)	63	Director
*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our Investment Committee.
(2)	Member of our Nominating and Governance Committee.
(3)	Member of our Compensation Committee.
(4)	Member of our Audit Committee.

Our Board currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting until the date of the third annual general meeting following such election or re-election, so that the regular term of only one class of directors expires annually.

Share Ownership Policy

We strongly encourage our non-executive directors to hold an equity interest in our Company and we therefore adopted share ownership guidelines for our non-executive directors. Our share ownership guidelines require each of our non-executive directors to own Ordinary Shares with a value equal to at least three (3) times the annual retainer consideration received by such non-executive director. Each individual has five years from the later of the date of adoption of these guidelines or the date of appointment of the individual as a director, to achieve the required ownership levels. We believe that these guidelines promote the alignment of the long-term interests of our non-executive members of our Board with our shareholders. Under our share ownership guidelines, only shares owned outright count toward the satisfaction of the ownership guidelines (i.e., Ordinary Shares from vested RSUs and restricted stock count toward the ownership goals, while shares associated with unvested RSUs, restricted stock and unexercised options do not count toward compliance with the policy).

BOARD COMMITTEES

Our Audit Committee currently consists of Ms. Michal Drayman (chair), Ms. Joy Marcus and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Mr. Amir Guy and Mr. Michael Vorhaus; our Nominating and Governance Committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan and Ms. Joy Marcus; and our Investment Committee consists of Mr. Eyal Kaplan (chair), Ms. Michal Drayman and Mr. Amir Guy.

BOARD QUALIFICATION

Our Board and its Nominating and Governance Committee believe the skills, qualities, attributes, experience and diversity of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

The Board skills and experience matrix below represents the key skills that we believe are particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as diversity characteristics of our directors. This matrix highlights the depth and breadth of skills of our Board members.

Diversity
3
Human Capital Management
7
Public Company Director
4
Finance and Accounting
4
Technology
4
Business Operations
6
Strategy Development
7
Mergers and Acquisitions
6
Sales and Marketing
4
International Business Experience
7
Executive Leadership
7
Industry Expertise
4

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Tal Jacobson, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our Board has further determined that each member of our Audit Committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our Audit Committee and Compensation Committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of Audit Committees and Compensation Committees, respectively.

Our Board has determined that Ms. Michal Drayman who serves as a chairperson of our Audit Committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information of Ms. Michal Drayman and Mr. Rami Schwartz, the nominees for re-election, is set forth below under Proposal No. 1.

Continuing Directors

Eyal Kaplan has served as the chairperson of the board of directors of the Company since May 2018. He is also the chairperson of Medial Earlysign, a privately held company in the healthcare technology field, since 2020 and a board member at CUBEC Investment Corporation, a privately held company owned by the University of Colorado at Boulder, since 2021. Mr. Kaplan is also engaged in advisory and consulting, focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international Nasdaq traded wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan was a member of the Technion (Israel Institute of Technology) Council (executive board) from January 2014 through September 2023, serving the maximum allowed term, where he chaired the Finance and Budget Committee. He currently serves as the chairman of the Technion’s Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

           Tal Jacobson has served as our chief executive officer since August 2023 and as a director of the Company since November 2023. Mr. Jacobson has been a leader and executive in the ad-tech industry for more than two decades. Prior to his appointment as Perion’s CEO, Mr. Jacobson served as General Manager of CodeFuel, Perion’s Search Advertising business unit. During his tenure, he turned CodeFuel into a significant driver of Perion’s market share and valuation. He also cemented a strategic relationship with Microsoft for which the company won the Microsoft Advertising Global Supply Partner Award. Mr. Jacobson’s success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer and then Chief Business Development Officer of SimilarWeb, from 2012 through 2017, he was paramount to the Israeli unicorn growth spurt in its early days. Prior to that, Mr. Jacobson held several executive positions, by serving as VP of Business at McCann Erickson, as the chief executive officer of Watchitoo, a video collaboration platform, and Director of Business Development at AOL (ICQ).

          Amir Guy has served as a director of the Company since June 2022. Mr. Guy spent more than 26 years, in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy is the founder of Moonshoot since October 2023. Mr. Guy was the founder of togetherr (a Fiverr company) and served as its CEO from March 2021 through 2022. Mr. Guy served as Adler-Chomski Group’s / Grey Israel’s co-CEO and equity partner from February 2005 through January 2021. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounts management roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellogg School of Management at Northwestern University.

Michael Vorhaus has served as a director of the Company since April 2015. Mr. Vorhaus also serves as a Director of Ionik (formerly known as Popreach) (TSXV:INIK). Mr. Vorhaus founded Vorhaus Advisors in December 2018 and serves as its CEO since its inception. From 1994 to November 2018, Mr. Vorhaus held a variety of positions at of Frank N. Magid Associates, Inc. (Magid Associates), a research-based strategic consulting firm. Mr. Vorhaus served as the President of Magid Advisor a unit of Magid Associates, from 2008 through 2018, and as Magid Associates’ Senior Vice President and Managing Director, from 1994 through 2008. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile Inc. In 1987, he founded Vorhaus Investments. Mr. Vorhaus routinely advises start-ups and venture capital firms. Mr. Vorhaus has invested a wide variety of early stage companies primarily in the media and related industries. Mr. Vorhaus formerly served as a director of Altimar Acquisitions Corporation I, II and III. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has served as a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerDiscovery), VP International at MTV Networks, a division of Viacom (now Paramount), GM North America of Daily Motion (acquired by Orange/France Telecom) and VP Business Development at B&N.com. Ms. Marcus is a member of the board of directors of BBC Maestro, Muso and Qwire, which operate in the digital media industry and the nonprofits New York Tech Alliance and MOUSE. Ms. Marcus is the Co-Founder and Managing Director of The 98, a venture fund that invests in women-led technology businesses. Ms. Marcus is a full time Lecturer at the Keller Center of Entrepreneurship at Princeton University and previously served as the James Wei Visiting Professor in Entrepreneurship from February 2014 through May 2014 and currently serves as a Venture Fellow at Jerusalem Venture Partners. Ms. Marcus holds an A.B. degree (Magna Cum Laude, Phi Beta Kappa), from Princeton University, holds a J.D. from New York University School of Law, and completed the management course in Finance & Accounting at the Columbia University Graduate School of Business.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Diversity, Equity and Inclusion:

As a global company, with employees, customers, suppliers and shareholders across the globe, we believe that a diverse and inclusive culture is the cornerstone for driving a successful company that creates value to our employees and the communities in which we operate. We are also providing employment opportunities to a broad array of candidates from different backgrounds. While having a diverse workforce is a key first step, all of our people should also be treated fairly and equally and be made to feel included. We are committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination. As of December 31, 2023, approximately 42% of our global employee base were women.

We have implemented a comprehensive framework which guides our pay decisions. We use an objective job and compensation evaluation methodology to reduce subjectivity and bias in pay decisions, leading to greater equity and alignment with the market in employee compensation

Employee Retention:

Our employees are our most valued asset, and their wellbeing is of paramount importance to our mutual success as a Company. We invest in creating an environment in which our employees can thrive personally and professionally and unlock their full potential. We also believe in creating a trust-based relationship with our employees.

The physical and mental health of our employees is important to us. We provide dedicated fitness programs and mental health support, including global quarterly paid-time-off policy in addition to any vacation days available to employees. Our global flexible work approach, and our work-from-anywhere policy applicable to our U.S. based employees, enable our employees to balance their work with other responsibilities.

Community Engagement:

We believe that improving the life quality of our employees as well as the communities in which they live, is of great value. We run various development programs and social events for our employees’ benefit on a regular basis. We encourage our employees to participate in volunteering programs. We allow our employees in Israel to volunteer for 40 hours per year during working hours. We make donations to nonprofit organizations such as organizations that promote women’s careers, Afro-American women’s career, holocaust survivors, youth organizations and many more around our communities.

Environmental:

Our global flexible work approach and our work-from-anywhere policy applicable to our U.S. based employees assist in reducing our carbon emissions footprint.

In addition, we are planning to move our corporate headquarters, in the near future, to a Tel Aviv location that has already achieved many of the milestones required to receive LEED PLATINUM and WELL BRONZE certifications. The LEED and WELL standards, shall include without limitation, daylight optimization, energy-efficient lighting, green roofs, air quality, composting and mass transportation options.

We expect to continue and enhance our ESG initiatives.

Diversity of the Board of Directors

Board Diversity Matrix (As of August 26 , 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Not Disclose Demographic Background	1

PROPOSAL ONE

RE-ELECTION OF EACH OF MS. MICHAL DRAYMAN AND MR. RAMI SCHWARTZ TO
SERVE AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect each of Ms. Michal Drayman and Mr. Rami Schwartz, to our Board to serve as a director until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Each of the incumbent directors (including all the director nominees listed in this Proposal No. 1) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

Each of Ms. Michal Drayman and Mr. Rami Schwartz qualifies as an “independent director” under the Nasdaq Listing Rules and each of Ms. Michal Drayman and Mr. Rami Schwartz complies with all requirements under the Companies Law for serving as a director. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles and applicable law. The nomination of each of Ms. Michal Drayman and Mr. Rami Schwartz has been approved by our Nominating and Governance Committee and our Board, after considering their skills, qualities, attributes, vast experience and continued contribution to the Company.

In accordance with the Companies Law, each of Ms. Michal Drayman and Mr. Rami Schwartz has certified to us that she/he/ satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

A brief biography for each of Ms. Michal Drayman and Mr. Rami Schwartz is set forth below:

Michal Drayman has served as a director of the Company since June 2022. Ms. Drayman serves as a director and member of the audit and compensation committee of Ree Automotive Ltd. (Nasdaq:REE) and serves on the boards of several privately held companies including Able Tx (formally aVISI Ltd.) and MetzerPlast. A long-standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to September 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Rami Schwartz has served as a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as a director of Radcom (NASDAQ: RDCM) and an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups from November 2010 through December 2017. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply (acquired by Qualitest), as the co-founder and as the CEO of Zizio and DigiHOO as an “entrepreneur in residence” at the Cedar Fund. In addition, Mr. Schwartz served as the CEO and director of Exanet (acquired by Dell) and as the General Manager of Precise Software (acquired by Veritas software). Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to approve the re-election of Ms. Michal Drayman to serve as a director of the Company until the third annual general meeting of the shareholders of the Company following the Meeting or her earlier resignation or removal, as applicable.”

“RESOLVED, to approve the re-election of Mr. Rami Schwartz to serve as a director of the Company until the third annual general meeting of the shareholders of the Company following the Meeting or his earlier resignation or removal, as applicable.”

Our Board recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE COMPENSATION POLICY FOR
THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

In accordance with the Companies Law, the compensation terms of office holders of public companies are required to be determined in accordance with a compensation policy that is reviewed and approved at least once every three years. Our current Compensation Policy was adopted on June 30, 2022 (the “Compensation Policy”).

The Compensation Policy outlines, among other items, the maximum cash compensation and equity-based compensation that may be granted to the members of our Board. At the Meeting, you will be asked to approve an amendment to our Compensation Policy, to update the maximum amount of the annual equity-based compensation that may be granted to the chairperson of the Board (the “Amended Compensation Policy”), as further detailed below.

When reviewing and approving the Amended Compensation Policy, the Compensation Committee and the Board, with the advice and assistance of management and the Company’s advisors, reviewed various data and information they deemed relevant, including a comprehensive benchmark analysis of compensation terms of peer companies, and considered numerous factors, including the relevant matters and provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interests of the Company and our shareholders. The Compensation Committee and Board considered an independent compensation analysis prepared by Aon Talent Solutions, a division of Aon plc (“Aon”) to ensure that the terms remain appropriate and competitive relative to market practices. Aon’s peer group review of 32 companies was constructed with careful consideration and focused on the compensation paid to individuals serving as the chairman of the board of directors of other technology companies which are similar in their characteristics to Perion as much as possible while considering, among others, such companies’ size and characteristics, including their industry, market capitalization, revenues, headcount and operating arena (in Israel or globally).

The Amended Compensation Policy is intended to amend the maximum value of the annual equity-based compensation of the chairperson of the Board. Our Compensation Committee and Board believe that the equity consideration paid to the Chairperson of the Board should be fair and reasonable in light of the high expertise and time commitment required from the chairperson as well as the complexity of his or her role relative to a typical non-executive member of the Board. Retaining sufficient compensation in the equity award value for the chairperson, creates greater alignment with shareholder interests and corporate performance for such role. In approving and recommending the Amended Compensation Policy, each of our Compensation Committee and Board considered the proposed change to the Compensation Policy and concluded that the proposed amendment is in the best interests of the Company and its shareholders.

The Compensation Policy shall continue to be reviewed from time to time by our Compensation Committee and Board in order to ensure its adequacy and its fitness to the Company’s financial position and results of operations.

If approved, the Amended Compensation Policy will allow the chairperson of the Board to be granted equity-based compensation with a fair market value not to exceed $270,000 per vesting annum. It is being clarified that the proposed change solely applies to the maximum value of annual grants to the chairperson of our Board, and does not per-se qualify as an approval of an actual grant (for information with respect to the approval of a grant to our chairperson of the Board, Mr. Eyal Kaplan, please refer to Proposal No. 3 in this Proxy Statement).

Accordingly, it is proposed to amend the first sentence of Section 18.4 of the Compensation Policy as follows (additions underlined):

“18.4 Each non-employee member of Perion’s Board may be granted with an annual equity-based compensation with a fair market value not to exceed $200,000 per vesting annum, and in the case of the chairperson of the Board, not to exceed $270,000 (calculated at the time of grant on a linear basis).”

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to amend the Compensation Policy to allow the chairperson of the Board to be granted equity-based compensation with a fair market value not to exceed $270,000 per vesting annum.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE EQUITY-BASED COMPENSATION TERMS OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS

Background

Under the Companies Law, the compensation of directors, including the chairperson of the Board requires the approval of the Company’s compensation committee, the board of directors and shareholders, in that order. In connection with the annual review process conducted by our Compensation Committee, each of our Compensation Committee and Board evaluated the directors’ equity compensation scheme and the chairperson compensation scheme and reviewed, among others, a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon. Our Compensation Committee and Board concluded that an amendment was appropriate with respect to equity awards granted to our non-executive directors, as detailed hereunder.

Currently, each of our non-executive directors (other than our chairperson of the Board) is entitled to an equity component reflecting a fair value in the range of $97,500 to $110,000 per year based on the director’s role and an annual fee in the amount of US$62,500, payable in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with their services as members of the Board.

Mr. Kaplan was appointed as the chairperson of the Board on May 9, 2018. As approved by the Company’s shareholders on June 30, 2022, Mr. Kaplan’s current compensation package includes an annual fee in the amount of US$125,000, payable in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as the chairperson of the Board. In December 2020, our shareholders approved an amendment to the equity-based compensation paid to our chairperson of the Board such that the chairperson of the Board is granted an annual RSU award at a value of $200,000 per annum.

Based on the Company’s policies and procedures, the members of the Board are covered by our D&O insurance and have entered into indemnification agreements with the Company. Mr. Kaplan’s service agreement also includes customary non-disclosure, non-compete, and ownership assignment of intellectual property undertakings.

Methodology and Rationale

When determining the proposed amendments in the equity-based compensation of the non-executives directors including of Mr. Kaplan as chairperson of the Board, the Compensation Committee and Board considered a compensation analysis prepared by our independent compensation advisor, Aon, to ensure that the compensation package provide a framework that promotes alignment with creating shareholders value and achieving long-term Company success and maintain appropriate and competitive compensation package, that remains relative to market practices and that allows the Company to retain superior individuals as members of the Company’s Board. Our Compensation Committee and Board reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, of peer non-executive directors and a similar benchmark analysis with respect to Mr. Kaplan as chairperson of the Board, focusing on the annual target total direct compensation paid to non-executive directors, excluding any initial appointment grant compensation and any executive roles from the analysis.

Aon’s peer group review focused on the compensation programs applicable to non-executives directors and the chairman of the board of directors of other technology companies which are similar in their characteristics to Perion, as much as possible, while considering, among others, such companies’ size and characteristics, including their revenues, market capitalization, headcount and operating arena (in Israel or globally).

In making this proposal, the Compensation Committee and Board have considered and factored in the level of expertise and higher time commitment required from Mr. Kaplan as our chairperson of the Board and the equity awards granted to our non-executive directors.

Amendment of the equity-based compensation terms of the non-executive directors

Non-executive directors (other than our Chairperson of the Board)

At the Meeting, the Company’s shareholders will be asked to approve an amendment to the terms of the equity-based compensation paid to our non-executive members of the Board such that each non-executive director (other than the chairperson of the Board) will be granted with an annual RSU grant according to his/her role, with a value as follows:

(i) chairperson of the audit committee: $177,500;
(ii) chairperson of the compensation committee: $175,000;
(iii) chairperson of the nominating and governance committee: $172,500; and
(iv) other non-executive directors: $165,000.

The proposed amendments to the equity-based compensation of the non-executive directors conform with our Compensation Policy.

Mr. Kaplan as our Chairperson of the Board

At the Meeting, the Company’s shareholders will be asked to approve an amendment to the terms of the equity-based compensation paid to Mr. Eyal Kaplan, our chairperson of the Board, setting his annual RSU award at a value of $270,000 per annum.

Under the Companies Law, the compensation of directors, including the chairperson of the Board, must comply with the Company’s compensation policy, unless the Compensation Committee and the Board concluded that a deviation from the terms of the Compensation Policy is warranted due to special circumstances. Mr. Kaplan’s proposed award is consistent with the Amended Compensation Policy, as detailed under Proposal No. 2 above (if approved). In case that Proposal No. 2 is not approved at the Meeting, the above terms were approved by our Compensation Committee and the Board in deviation from the Compensation Policy in light of Mr. Kaplan’s extensive experience, skills, efforts, and time commitment, as well as Mr. Kaplan’s contribution to the Company in general, and extensive involvement in working with our management to shape and implement our strategy and to lead our Board.

Subject to the approval of the shareholders of the foregoing amendment as detailed above, all other terms and provisions of Mr. Kaplan’s service agreement shall remain in full force and effect.

If approved at the Meeting, the new equity-based compensation scheme of our non-executive directors shall be effective as of October 1, 2024. Other than as specified herein, all other terms of the equity grants, including vesting schedule and the accelerated vesting upon a change of control event of the Company, will remain unchanged, as approved by the Company’s shareholders at the annual general meeting of shareholders held on December 23, 2020. As an exception to the foregoing, the annual grant of RSUs to be granted to a person upon his or her appointment as a director of the Company for the first time following the Meeting will vest at the first anniversary of the grant date; each of the subsequent grants of such director, shall vest on a quarterly basis, in equal tranches, during the year following the grant. The number of RSUs to be actually granted will be calculated by dividing the respective equity value by the average closing price of our Ordinary Shares during the 30 days prior to each applicable grant date as reported by the Nasdaq Stock Market.

Under the terms of the equity-based grants to our non-executive directors, incumbent directors appointed prior to December 2020 receive the equity-based award on February 6 of each year, while directors appointed following December 2020 receive their grant as of the date of their appointment or election as directors. Subject to approval of the proposed amendments to the equity-based compensation at the Meeting, the Company will implement a mechanism aimed to align the date of the grant to all directors regardless of the date on which they joined the Board. Accordingly, the annual award will be granted to all non-executive directors as of January 1 of each year. Incumbent directors will be awarded with the grant as approved at this Meeting less the value of vesting of the previous grant in the applicable year (for, 2024, the award and deduction of previous award value will be pro-rated from the effective date of the amendment as stated in this Proposal). The foregoing mechanism shall also apply, mutatis mutandis, in case we appoint a new chairperson to one of our Board committees). Newly appointed or elected directors will receive a pro-rated portion of the equity award as of the date of such individual’s appointment or election, and follow-ups grants on January 1 of each subsequent year.

Extension of the exercise period of options previously granted to Mr. Kaplan

Mr. Kaplan was previously granted options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule which commenced on May 9, 2021, at an exercise price per Ordinary Share of $6.56, and which was approved by the Company’s shareholders in February 2020 (the “February 2020 Grant”). The option under the February 2020 Grant allow Mr. Kaplan a relatively short term of exercise, since the commencement of vesting of the options occurred about 15 months after the grant date. The fair market value per vesting annum of these options was deducted from the annual grants of RSUs awarded to Mr. Kaplan until they were fully vested. While Mr. Kaplan has exercised 40,000 of the February 2020 Grant into Ordinary Shares of the Company, the remaining 50,000 options under the February 2020 Grant remain unexercised (the “Unexercised Options”) as Mr. Kaplan’s manifestation of trust and confidence in the Company’s business and strategy. The Unexercised Options are set to expire on February 6, 2025.

At the Meeting, the Company’s shareholders will be asked to approve an extension of the exercise period of the Unexercised Options by 3 years, such that the Unexercised Options may be exercisable by Mr. Kaplan through February 6, 2028.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the equity component terms of each of the Company’s non-executive directors including Mr. Kaplan as chairperson of the Board, as well as extension of the exercise term of the options previously granted to Mr. Kaplan as chairperson of the Board, as detailed in the Proxy Statement, dated August 26, 2024.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF MR. TAL
JACOBSON, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, including in their role as chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board, on July 29, 2024, and July 30, 2024, respectively, resolved to amend the terms of employment and compensation of our Chief Executive Officer, Mr. Tal Jacobson.

Mr. Jacobson’s compensation terms were approved by the Company’s shareholders along with his appointment as the Company’s CEO on June 21, 2023 (the “2023 AGM Approval”). Mr. Jacobson's annual base salary was set at NIS 1,440,000 (equivalent to approximately US$ 386,889) effective February 7, 2023, with a target annual cash bonus of up to 100% of his annual base salary, or 150% in case of overachievement. The target annual cash bonus is subject to performance matrix approved by the Compensation Committee and Board on an annual basis (based on achievement of revenue and Adjusted EBITDA targets), including a discretionary component based on individual qualitative performance assessment, all in accordance with and subject to the terms of the Compensation Policy. The discretionary component was set by the Compensation Committee and the Board at up to 20% of the amount of the bonus. In addition, our Compensation Committee and the Board are authorized to grant Mr. Jacobson, from time to time, a special bonus as set out in, and subject to the terms of, our Compensation Policy.

In addition, Mr. Jacobson was granted 90,000 RSUs and 90,000 performance share units (“PSUs”) as of February 7, 2023. The RSUs vest over three years with a 12-month cliff; one-third vests on the first anniversary of the grant date, and the balance vests quarterly over the next eight quarters. The PSUs are subject to the Company meeting at least 80% of revenue and Adjusted EBITDA targets for fiscal years 2023, 2024, and 2025, but not earlier than the first anniversary of the grant date. Mr. Jacobson’s performance-based compensation is subject to our clawback policy, filed as an exhibit to our Annual Report. The RSUs and PSUs are subject to vesting acceleration provisions in the event of a change in control of the Company, provided that Mr. Jacobson is still employed by the Company or any of its subsidiaries, as the case may be. The PSUs and RSUs will become fully vested upon the closing of an M&A Event, which shall mean in essence (A) any consolidation, merger or reorganization (“Transaction”) of the Company, in which the shareholders of the Company, immediately prior to such Transaction, own less than 50% of the voting power of the surviving entity (or its affiliated company, as the case may be) immediately after such Transaction; or (B) any transaction or series of related transactions to which the Company is a party, in which all or substantially all of the Company’s outstanding share capital is transferred to any entity or person (excluding a public offering in a stock exchange, or any consolidation, merger or reorganization effected exclusively to change the domicile of the Company, or a transaction or series of related transactions, in which the shareholders of the Company prior to such transaction, hold more than 50% of the voting and economic rights of the Company or surviving entity, as applicable, immediately following such transaction), or (C) the sale, lease, exclusive license, transfer or other disposition, in a single transaction or series of related transactions of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, or any exclusive license of material intellectual property of the Company, other than when any such transfer is to a wholly owned subsidiary of the Company.

The CEO compensation terms conform with our Compensation Policy. We believe that our Compensation Committee and Board have exercised the authorities entrusted to them by our shareholders throughout the years based on a disciplined approach, reflecting constructive feedback received as part of our engagement with the Company’s shareholders. Further disclosure pertaining to the equity awards, will be included each year in the Company’s Annual Report on Form 20-F (following the conclusion of the relevant performance period).

At the Meeting, you will be asked to approve the proposed amendments to the CEO employment terms (as detailed below, the “Proposed CEO Compensation”).

Methodology and Rationale

The Proposed CEO Compensation structure and components reflect the feedback received from shareholders, using compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. Our Compensation Committee and Board believe the Proposed CEO Compensation, which stems from our executive compensation methodology, has been designed to align a significant portion of the CEO compensation with shareholder interests and long-term Company value creation. To ensure that the vast majority of Mr. Jacobson’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board has set the equity-based award such that 50% of the CEO equity compensation will be subject to performance conditions.

When determining the Proposed CEO Compensation, the Compensation Committee and Board considered a compensation analysis prepared by Aon to ensure that the employment terms and compensation package provide a framework that promotes executive-shareholder alignment on achieving long-term Company success and allows for Mr. Jacobson’s compensation to remain appropriate and competitive relative to market practices. The peer group review focused on the compensation paid to chief executives officers of other technology companies which are similar in their characteristics to Perion as much as possible while considering, among others, such companies’ size and characteristics, including their industry, market capitalization, revenue, headcount and operating arena (in Israel or globally).

The Compensation Committee and the Board also considered that Mr. Jacobson’s salary was set when he was newly promoted into the role of CEO in February 2023, and, based on our advisor’s analysis, the current salary is 15% below median for Israeli peers. The Compensation Committee and the Board are of the opinion that an increase to the CEO’s salary is needed in order to more closely align it to the market and achieve the purpose of our Compensation structure.

For more information regarding Mr. Jacobson’s compensation, see “Item 6.B Compensation–Compensation Terms of our Chief Executive Officer” of our Annual Report.

CEO Employment Terms and Cash Compensation

At the Meeting, the Company’s shareholders will be asked to approve changes to the employment terms of Mr. Jacobson, as detailed below. The proposed terms are the result of a thorough compensation study conducted by Aon and in-depth consideration by, and per the recommendation and approval of, our Compensation Committee and Board.

i.
an increase of Mr. Jacobson’s annual salary by NIS 360,000 (equivalent to approximately $96,722) to NIS 1,800,000 (equivalent to approximately $483,611), if the proposed CEO equity compensation is approved by shareholders it shall become effective as of August 1, 2024 (the increase of Mr. Jacobson’s salary was approved by the Board on July 30, 2024 in accordance with the provisions of the Companies Law); and

ii.	Grants of 250,000 RSUs and 250,000 PSUs, granted as of the date of the Board’s approval, on July 30, 2024.

The RSUs shall vest over a three-year period commencing as of July 30, 2024, with a 12-month cliff. Accordingly, one-third of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the balance of the RSUs shall vest on a quarterly basis over the following eight (8) quarters.

The PSUs will be subject to achievement of certain business and performance related measurable criteria as determined by our Compensation Committee and Board, and in any event shall not vest prior to the first anniversary of the grant. These performance criteria are split equally: 50% are based on revenue and EBITDA targets for 2024, 2025 and 2026, and 50% are based on appreciation in the Company’s share price.

The terms of the grants include provisions of acceleration of vesting in the event of a change in control as apply to Mr. Jacobson's previous grant as set forth above.

All the other employment terms of Mr. Jacobson’s employment agreement, including without limitation, the eligibility to receive cash bonuses based on his annual salary, in accordance with our Compensation Policy, additional customary provisions, such as non-solicitation, confidentiality, intellectual property assignment, participation in Company insurance plans, reimbursement of expenses, annual vacation days and advance notice in case of termination of employment, shall remain unchanged. In addition, Mr. Jacobson will continue to be entitled to benefits that are generally available to employees in his region and our executive management consistent with our Compensation Policy (as amended from time to time).

In its independent compensation analysis, Aon found that Mr. Jacobson’s proposed base salary and total cash compensation are positioned at the 65th percentile with respect to peer CEOs in the Israeli market.

In July 2024, the Compensation Committee and Board determined that the appropriate value of the CEO equity compensation should be approximately $4.27 million, assuming achievement of the PSU performance goals at target level. Pursuant to Aon’s independent analysis, the value of the aforementioned grant, assuming achievement of all PSU performance criteria at target level, reflected the 60th percentile compared with an annual grant for other chief executive officers in our Israeli peer group.

The proposed CEO equity compensation consists of 250,000 PSUs (at target) and 250,000 RSUs. If all PSU performance criteria are achieved at target level, the CEO equity compensation would constitute 1.06% of the Company’s issued and outstanding ordinary shares as of August 18, 2024. The number of shares underlying the PSUs and RSUs to be granted was determined in the July 29, 2024 Compensation Committee meeting and July 30, 2024 Board meeting.

The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders, preferring overall dilution levels below 10%.

As of August 18, 2024, Perion’s overall level of dilution, which is the result of equity compensation to employees and management, is at approximately 9% (including the grant of RSUs and PSUs to the CEO as proposed hereunder).

At 9%, we believe that Perion’s current equity dilution falls in low quartile of peers in the US and in Israel, many of which operate US-style equity schemes with broad participation and competitive grant levels, which as of last year led to overall dilution levels centered around 15% of such companies, above the 10% ceiling preferred by Israeli investors.

We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Conclusion

Our Compensation Committee and Board believe that the proposed CEO employment terms and compensation package are in the best interests of the Company and our shareholders as they promote the Company’s objectives, business plan and long-term strategy by creating appropriate incentives for our CEO, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Proposed CEO Compensation appropriately links Mr. Jacobson’s compensation to shareholder value creation and demonstrates a progressive, cutting-edge approach to executive compensation.

Failure to offer appropriate compensation to our CEO could directly impede our ability to retain our CEO and achieve our business and financial goals, preventing us from delivering value to our shareholders. The Compensation Committee and Board believe that such failure would potentially pose a material risk to the Company’s short- and long-term success.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal No. 4 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide the proposed compensation to its CEO.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the employment terms and compensation structure for the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated August 26, 2024.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FIVE

RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF
ERNST & YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements for the year ended December 31, 2023. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2022	2023
Audit Fees(1)	$643	$747
Tax Fees(2)	109	57
Audit-related Fees(3)	288	483

Total	$1,040	$1,287

(1)
Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2)
Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3)	Audit-related fees principally include assistance with audit services and consultation mainly related to follow-on public offerings, mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Each of our Audit Committee of our Board and our Board has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2024, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our Board will be authorized, upon the recommendation of the Company’s Audit Committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2024, and until the next annual general meeting of shareholders, and that the Board, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our Board is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2023, are included in our Annual Report. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, /s/ Eyal Kaplan Eyal Kaplan Chairperson of the Board of Directors Date: August 26, 2024